

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2016

Joel Primus
President
Naked Brand Group Inc.
10th Floor - 95 Madison Avenue
New York, New York 10016

    Re: **Naked Brand Group Inc.**
             Registration Statement on Form S-3
             Filed October 5, 2016
             File No. 333-213965

Dear Mr. Primus:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Ronald E. Alper at (202) 551-3329 with any questions.

                             Sincerely,

                             /s/ Brigitte Lippmann (for)

                             John Reynolds
                             Assistant Director
                             Office of Beverages, Apparel and Mining

cc: Nanette C. Heide, Esq.
     Duane Morris LLP